NEWS RELEASE

September 17, 2004

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA ANNOUNCES INITIAL INFILL DRILLING RESULTS

AT THE SALAVE GOLD PROJECT

Toronto – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) is pleased to announce assay results for the first 20 holes of the current 15,500 meter infill drilling program at the Salave gold project in northern Spain. The infill program is part of the bankable feasibility study currently underway. With approximately one third of the program now complete, the results are confirming earlier exploration drill results while showing the potential for some significant additions at depth and to the west of the existing deposit (refer to Table 1 at the end of this release for complete assay results).

Highlights of the program include:

Hole #	From	To	Thickness (meters along the hole)	Gold (g/t)
RN02	204.60	244.60	40.0	8.6
RN05	47.80	56.50	8.7	9.2
RN09	84.00	106.70	22.7	9.0
	182.85	199.00	16.2	9.2
	256.50	261.10	4.6	30.7
RN10	182.00	196.50	14.5	6.1
	239.45	263.40	23.9	18.5
RN16	243.75	278.50	34.7	8.0
RN18	68.45	76.00	7.5	16.1
RN19	52.50	100.00	47.5	7.9
GT01	330.65	345.20	14.5	8.0

The drill results have confirmed and extended the deeper, higher grade portion of the deposit. Hole RN02 intercepted the lower zone of gold mineralization at a down hole depth of 205 meters and cut 40.0 meters assaying 8.6 g/t. Geotechnical hole GT01 intercepted the zone at a vertical depth of approximately 250 meters with a drilled thickness of 14.6 meters averaging 8.0 g/t gold. The intercept is 65 meters from previous drill holes and leaves the zone open for an important extension to the west.

A sketch map showing the area covered by the current infill drilling program and a detail map of the lower zone is attached at the end of this news release. If you are unable to view this

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information, please download from Rio Narcea’s website at www.rionarcea.com/operations under the Salave project or contact the Company at the numbers listed below.

Salave is an intrusive related gold deposit occurring as irregular lenses of alteration within a northwest trending granodiorite body. The mineralized zones coalesce and bifurcate in relation to an extensional fracture system that dips slightly westward in the upper part of the intrusive and becomes more horizontal in orientation with depth. Most of the gold mineralization is refractory and associated with arsenopyrite, pyrite, stibnite and minor amounts of base metal sulfides.

Quality control (QC) for sample preparation and analysis of samples for the Salave infill drilling program has been designed by independent consultant, Alan Noble of O.R.E. Reserves Engineering, Colorado, U.S.A., to meet or exceed the requirements of National Instrument 43-101 (Standards of Disclosure for Mineral projects). This QC program includes the use of blanks, duplicates and standard reference samples, in conjunction with systematic check assays in external laboratories. The Qualified Person as defined by NI 43-101 for the drilling program is Luis Pevida, Manager of Exploration for Rio Narcea.

An independent resource estimate, compliant with National Instrument 43-101, based on previously available information and drill data will be filed at the end of this month. The preparation of the requisite permit applications, metallurgical and hydrological work, and other activities in addition to the infill drilling that are required for a bankable feasibility study, are underway. Completion of the feasibility study is expected in mid-2005.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain, Portugal, and Mauritania.  The Company produces gold at its El Valle and Carlés mines and is in the process of cold commissioning its Aguablanca nickel-copper-PGM mine, and working on a full feasibility study of its Salave gold deposit, all located in Spain.  Rio Narcea owns 100% of the fully permitted Tasiast gold project located in Mauritania, West Africa, and plans to begin infrastructure construction later this year.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 956 7470 Fax: (416) 956 7471

info@rngm.com

www.rionarcea.com

Forward-looking Statements

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

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Table 1. Diamond Drill Results of the Salave gold project

Hole #	From	To	Thickness (m)	Gold (g/t)

RN01	No intercepts above 1 g/t Au (drilled 2 km south of Salave on the La Muria Target)
RN02	167.45	194.30	26.85	4.2
	204.60	244.60	40.00	8.6
	250.30	257.20	6.90	9.7
	268.20	274.05	5.85	7.9
	287.90	289.25	1.35	46.8
RN03	148.45	153.00	4.55	4.9
	157.80	167.00	9.20	1.7
	175.00	194.05	19.05	3.0
	212.00	222.55	10.55	5.7
RN04	37.35	38.75	1.40	19.0
RN05	11.30	23.00	11.70	1.5
	47.80	56.50	8.70	9.2
RN06	11.25	30.00	18.75	1.2
	43.00	107.25	64.25	2.8
Including	43.00	53.00	10.00	4.8
Including	73.80	84.75	10.95	3.9
RN07	80.40	97.65	17.25	1.4
Including	81.90	83.95	2.05	3.9
	102.35	119.45	17.10	1.9
Including	114.90	119.45	4.55	3.5
RN08	65.30	81.00	15.70	1.3
	113.00	121.10	8.10	5.0
Including	115.00	119.00	4.00	8.2
	134.40	140.35	5.95	3.9
RN09	84.00	106.70	22.70	9.0
	123.55	134.95	11.40	4.5
	145.00	153.25	8.25	6.5
	182.85	199.00	16.15	9.2
	256.50	261.10	4.60	30.7
RN10	80.65	82.15	1.50	11.9
	137.30	142.00	4.70	5.1
	166.35	169.05	2.70	5.3
	182.00	196.50	14.50	6.1
	239.45	263.40	23.95	18.5
RN11	6.85	11.80	4.95	7.4
	39.80	46.15	6.35	6.1
	50.20	98.80	48.60	1.9
Including	91.50	98.80	7.30	4.4
RN12	113.00	121.80	8.80	1.9
	172.30	177.60	5.30	3.2
	205.60	218.70	13.10	1.5
	262.40	281.85	19.45	2.5

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RN13	57.95	68.00	10.05	1.4
	72.45	91.75	19.30	3.5
Including	72.45	78.00	5.55	9.2
	97.50	104.60	7.10	1.4
RN14	24.25	33.05	8.80	1.7
	72.40	83.65	11.25	1.8
Including	82.10	83.65	1.55	4.0
RN15	6.85	20.00	13.15	3.1
	36.45	49.50	13.05	2.7
	54.45	63.75	9.30	3.6
	166.95	180.20	13.25	2.6
	195.50	210.15	14.65	3.5
RN16	74.25	77.25	3.00	3.4
	139.75	147.90	8.15	2.6
	198.40	209.25	10.85	6.2
	243.75	278.50	34.75	8.0
RN17	4.15	15.45	11.30	1.5
	72.65	90.95	18.30	4.2
Including	84.55	90.95	6.40	9.0
RN18	45.45	47.05	1.60	4.8
	68.45	76.00	7.55	16.1
	80.25	92.00	11.75	2.2
RN19	7.00	40.95	33.95	2.1
	52.50	100.00	47.50	7.9
	139.40	154.00	14.60	2.1
	172.50	189.15	16.65	2.9
	197.50	198.65	1.15	11.5
GT01	149.75	153.80	4.05	3.6
	330.65	345.20	14.55	8.0
	352.00	355.60	3.60	7.8

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RIO NARCEA GOLD MINES, LTD.

SALAVE GOLD PROJECT
GRADE x THICKNESS
MAP OF DRILL HOLE
INTERCEPTS

10
03
16
GT1
09
02
G x Th
>400
>200
>100
>50
>10
12
15
08
50 Meters

DRILLHOLE INTERCEPT GRADE x THICKNESS
DETAIL MAP OF LOWER ZONE
(AT VERTICAL DEPTH OF 200M)

N
Cantabrian Sea
16
10
03
09
02
12
GT1
15
08
07
13
05
06
04
17
19
18
14
11
Au Grade x Thickness
(g x m / t)
>500
>250
>100
>50
>5
RNG DRILL HOLE
PRE-RNG DRILL HOLE
200 Meters

TOTAL GRADE x THICKNESS MAP

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